Exhibit 17.3

May 29th, 2017

To the Board of Directors of Star Century Pandaho Corporation,

This letter will serve as notice that I am resigning as a member of the board of directors of Star Century Pandaho Corporation, effective May 29th, 2017. My resignation does not reflect any disagreement with management or the direction of the Company.

Sincerely,

/s/ Yan Zhang
Yan Zhang

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